UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                               (Amendment No. 3)*

                    Under the Securities Exchange Act of 1934



                                    HFF, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                 Class A Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    40418F108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2009
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

                [ ] Rule 13d-1(b)
                [X] Rule 13d-1(c)
                [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   40418F108
--------------------------------------------------------------------------------
(1)     Names of Reporting Persons:  WS Capital, L.L.C.

        I.R.S. Identification Nos. of Above Persons (entities only):

--------------------------------------------------------------------------------
(2)     Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)  [ ]                      (b)  [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  Texas
--------------------------------------------------------------------------------
 Number of Shares Beneficially Owned
   by Each Reporting Person           (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:        1,310,000*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:   1,310,000*
                                          --------------------------------------
--------------------------------------------------------------------------------
(9)     Aggregate Amount Beneficially Owned by Each Reporting Person:
                   1,310,000*
--------------------------------------------------------------------------------

(10)    Check  Box if  the Aggregate Amount  in Row (9) Excludes  Certain Shares
        [  ]
--------------------------------------------------------------------------------

(11)    Percent of Class Represented by Amount in Row (9):    7.9%*
--------------------------------------------------------------------------------

(12)    Type of Reporting Person:     HC/OO
--------------------------------------------------------------------------------

* Based on information set forth on the Form 10-Q of HFF, Inc. (the "Company") for the quarterly period ended September 30, 2009, as filed with the Securities and Exchange Commission on November 6, 2009, there were 16,538,830 shares of Class A common stock, par value $0.01 per share (the "Shares"), of the Company issued and outstanding as of October 30, 2009. As of December 31, 2009 (the
"Reporting Date"), Walker Smith Capital, L.P. ("WSC"), Walker Smith Capital (Q.P.), L.P. ("WSCQP"), Walker Smith International Fund, Ltd. ("WS International") HHMI Investments, L.P. ("HHMI") and GT Global Hedge, L.P. ("GT Global," and collectively with WSC, WSCQP, WS International and HHMI, the "WS Funds") owned in the aggregate 1,310,000 Shares. WS Capital Management, L.P. ("WSC Management") is the general partner of WSC and WSCQP, the agent and attorney-in-fact for WS International and the investment manager for HHMI. WS Capital, L.L.C. ("WS Capital") is the general partner of WSC Management. Reid S. Walker and G. Stacy Smith are members of WS Capital. As a result, WSC Management, WS Capital, and Messrs. Reid S. Walker and G. Stacy Smith possess shared power to vote and direct the disposition of the Shares held by the WS Funds. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, (i) Messrs. Reid S. Walker and G. Stacy Smith and (ii) WS Capital and WSC Management are deemed to beneficially own 1,310,000 Shares, or approximately 7.9% of the Shares deemed issued and outstanding as of the Reporting Date. In addition, as of the Reporting Date, WS Ventures Management, L.P., WSV Management, L.L.C. and Patrick P. Walker owned no securities in the Company. Each of the reporting persons hereby expressly disclaims membership in a "group" under Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder with respect to the Shares reported herein, and this Schedule 13G Amendment No. 3 shall not be deemed to be an admission that any such reporting person is a member of such a group.

CUSIP No.   40418F108
--------------------------------------------------------------------------------
(1)     Names of Reporting Persons:  WS Capital Management, L.P.

        I.R.S. Identification Nos. of Above Persons (entities only):

--------------------------------------------------------------------------------
(2)     Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)  [ ]                      (b)  [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  Texas
--------------------------------------------------------------------------------
 Number of Shares Beneficially Owned
   by Each Reporting Person           (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:        1,310,000*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:   1,310,000*
                                          --------------------------------------
--------------------------------------------------------------------------------
(9)     Aggregate Amount Beneficially Owned by Each Reporting Person:
                         1,310,000*
--------------------------------------------------------------------------------

(10)    Check  Box if  the Aggregate Amount  in Row (9) Excludes  Certain Shares
        [  ]
--------------------------------------------------------------------------------

(11)    Percent of Class Represented by Amount in Row (9):    7.9%*
--------------------------------------------------------------------------------

(12)    Type of Reporting Person:     IA/PN
--------------------------------------------------------------------------------

* Based on information set forth on the Form 10-Q of HFF, Inc. (the "Company") for the quarterly period ended September 30, 2009, as filed with the Securities and Exchange Commission on November 6, 2009, there were 16,538,830 shares of Class A common stock, par value $0.01 per share (the "Shares"), of the Company issued and outstanding as of October 30, 2009. As of December 31, 2009 (the
"Reporting Date"), Walker Smith Capital, L.P. ("WSC"), Walker Smith Capital (Q.P.), L.P. ("WSCQP"), Walker Smith International Fund, Ltd. ("WS International") HHMI Investments, L.P. ("HHMI") and GT Global Hedge, L.P. ("GT Global," and collectively with WSC, WSCQP, WS International and HHMI, the "WS Funds") owned in the aggregate 1,310,000 Shares. WS Capital Management, L.P. ("WSC Management") is the general partner of WSC and WSCQP, the agent and attorney-in-fact for WS International and the investment manager for HHMI. WS Capital, L.L.C. ("WS Capital") is the general partner of WSC Management. Reid S. Walker and G. Stacy Smith are members of WS Capital. As a result, WSC Management, WS Capital, and Messrs. Reid S. Walker and G. Stacy Smith possess shared power to vote and direct the disposition of the Shares held by the WS Funds. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, (i) Messrs. Reid S. Walker and G. Stacy Smith and (ii) WS Capital and WSC Management are deemed to beneficially own 1,310,000 Shares, or approximately 7.9% of the Shares deemed issued and outstanding as of the Reporting Date. In addition, as of the Reporting Date, WS Ventures Management, L.P., WSV Management, L.L.C. and Patrick P. Walker owned no securities in the Company. Each of the reporting persons hereby expressly disclaims membership in a "group" under Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder with respect to the Shares reported herein, and this Schedule 13G Amendment No. 3 shall not be deemed to be an admission that any such reporting person is a member of such a group.

CUSIP No.  40418F108
--------------------------------------------------------------------------------
(1)     Names of Reporting Persons:  Reid S. Walker

        I.R.S. Identification Nos. of Above Persons (entities only):

--------------------------------------------------------------------------------
(2)     Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)  [ ]                      (b)  [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  United States
--------------------------------------------------------------------------------
 Number of Shares Beneficially Owned
   by Each Reporting Person           (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:        1,310,000*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:  1,310,000*
                                          --------------------------------------
--------------------------------------------------------------------------------
(9)     Aggregate Amount Beneficially Owned by Each Reporting Person:
                  1,310,000*
--------------------------------------------------------------------------------

(10)    Check  Box if  the Aggregate Amount  in Row (9) Excludes  Certain Shares
        [  ]
--------------------------------------------------------------------------------

(11)    Percent of Class Represented by Amount in Row (9):    7.9%*
--------------------------------------------------------------------------------

(12)    Type of Reporting Person:     IN
--------------------------------------------------------------------------------

* Based on information set forth on the Form 10-Q of HFF, Inc. (the "Company") for the quarterly period ended September 30, 2009, as filed with the Securities and Exchange Commission on November 6, 2009, there were 16,538,830 shares of Class A common stock, par value $0.01 per share (the "Shares"), of the Company issued and outstanding as of October 30, 2009. As of December 31, 2009 (the
"Reporting Date"), Walker Smith Capital, L.P. ("WSC"), Walker Smith Capital (Q.P.), L.P. ("WSCQP"), Walker Smith International Fund, Ltd. ("WS International") HHMI Investments, L.P. ("HHMI") and GT Global Hedge, L.P. ("GT Global," and collectively with WSC, WSCQP, WS International and HHMI, the "WS Funds") owned in the aggregate 1,310,000 Shares. WS Capital Management, L.P. ("WSC Management") is the general partner of WSC and WSCQP, the agent and attorney-in-fact for WS International and the investment manager for HHMI. WS Capital, L.L.C. ("WS Capital") is the general partner of WSC Management. Reid S. Walker and G. Stacy Smith are members of WS Capital. As a result, WSC Management, WS Capital, and Messrs. Reid S. Walker and G. Stacy Smith possess shared power to vote and direct the disposition of the Shares held by the WS Funds. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, (i) Messrs. Reid S. Walker and G. Stacy Smith and (ii) WS Capital and WSC Management are deemed to beneficially own 1,310,000 Shares, or approximately 7.9% of the Shares deemed issued and outstanding as of the Reporting Date. In addition, as of the Reporting Date, WS Ventures Management, L.P., WSV Management, L.L.C. and Patrick P. Walker owned no securities in the Company. Each of the reporting persons hereby expressly disclaims membership in a "group" under Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder with respect to the Shares reported herein, and this Schedule 13G Amendment No. 3 shall not be deemed to be an admission that any such reporting person is a member of such a group.

CUSIP No.  40418F108
--------------------------------------------------------------------------------
(1)     Names of Reporting Persons:  G. Stacy Smith

        I.R.S. Identification Nos. of Above Persons (entities only):

--------------------------------------------------------------------------------
(2)     Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)  [ ]                      (b)  [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  United States
--------------------------------------------------------------------------------
 Number of Shares Beneficially Owned
   by Each Reporting Person           (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:        1,310,000*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:   1,310,000*
                                          --------------------------------------
--------------------------------------------------------------------------------
(9)     Aggregate Amount Beneficially Owned by Each Reporting Person:
              1,310,000*
--------------------------------------------------------------------------------

(10)    Check  Box if  the Aggregate Amount  in Row (9) Excludes  Certain Shares
        [  ]
--------------------------------------------------------------------------------

(11)    Percent of Class Represented by Amount in Row (9):     7.9%*
--------------------------------------------------------------------------------

(12)    Type of Reporting Person:     IN
--------------------------------------------------------------------------------

* Based on information set forth on the Form 10-Q of HFF, Inc. (the "Company") for the quarterly period ended September 30, 2009, as filed with the Securities and Exchange Commission on November 6, 2009, there were 16,538,830 shares of Class A common stock, par value $0.01 per share (the "Shares"), of the Company issued and outstanding as of October 30, 2009. As of December 31, 2009 (the
"Reporting Date"), Walker Smith Capital, L.P. ("WSC"), Walker Smith Capital (Q.P.), L.P. ("WSCQP"), Walker Smith International Fund, Ltd. ("WS International") HHMI Investments, L.P. ("HHMI") and GT Global Hedge, L.P. ("GT Global," and collectively with WSC, WSCQP, WS International and HHMI, the "WS Funds") owned in the aggregate 1,310,000 Shares. WS Capital Management, L.P. ("WSC Management") is the general partner of WSC and WSCQP, the agent and attorney-in-fact for WS International and the investment manager for HHMI. WS Capital, L.L.C. ("WS Capital") is the general partner of WSC Management. Reid S. Walker and G. Stacy Smith are members of WS Capital. As a result, WSC Management, WS Capital, and Messrs. Reid S. Walker and G. Stacy Smith possess shared power to vote and direct the disposition of the Shares held by the WS Funds. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, (i) Messrs. Reid S. Walker and G. Stacy Smith and (ii) WS Capital and WSC Management are deemed to beneficially own 1,310,000 Shares, or approximately 7.9% of the Shares deemed issued and outstanding as of the Reporting Date. In addition, as of the Reporting Date, WS Ventures Management, L.P., WSV Management, L.L.C. and Patrick P. Walker owned no securities in the Company. Each of the reporting persons hereby expressly disclaims membership in a "group" under Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder with respect to the Shares reported herein, and this Schedule 13G Amendment No. 3 shall not be deemed to be an admission that any such reporting person is a member of such a group.

Item 1(a).  Name of Issuer:  HFF, INC.


Item 1(b).  Address of Issuer's Principal Executive Offices:
            One Oxford Centre
            301 Grant Street, Suite 600
            Pittsburgh, Pennsylvania 15219

Item 2(a).  Name of Person Filing:
            WS Capital, L.L.C.
            WS Capital Management, L.P.
            Reid S. Walker
            G. Stacy Smith


Item 2(b).  Address of Principal Business Office or, if none, Residence:
            300 Crescent Court, Suite 1111
            Dallas, Texas  75201

Item 2(c).  Citizenship:
            WS Capital, L.L.C.:                Texas
            WS Capital Management, L.P.:       Texas
            Reid S. Walker:                    United States
            G. Stacy Smith:                    United States


Item 2(d).  Title of Class of Securities:
            Class A common stock, par value $0.01 per share

Item 2(e).  CUSIP Number:    40418F108

Item 3.     Not Applicable.

Item 4.     Ownership:

            (a)   Amount Beneficially Owned:
                  WS Capital, L.L.C.                           1,310,000*
                  WS Capital Management, L.P.                  1,310,000*
                  Reid S. Walker                               1,310,000*
                  G. Stacy Smith                               1,310,000*

            (b)   Percent of Class:
                  WS Capital, L.L.C.                                7.9%*
                  WS Capital Management, L.P.                       7.9%*
                  Reid S. Walker                                    7.9%*
                  G. Stacy Smith                                    7.9%*

            (c)   Number of shares as to which such person has:

                  (i)   sole power to vote or to direct the vote:

                        WS Capital, L.L.C.                             0*
                        WS Capital Management, L.P.                    0*
                        Reid S. Walker                                 0*
                        G. Stacy Smith                                 0*

                  (ii)  shared power to vote or to direct the vote:

                        WS Capital, L.L.C.                     1,310,000*
                        WS Capital Management, L.P.            1,310,000*
                        Reid S. Walker                         1,310,000*
                        G. Stacy Smith                         1,310,000*


                  (iii) sole power to dispose or to direct the disposition of:

                        WS Capital, L.L.C.                             0*
                        WS Capital Management, L.P.                    0*
                        Reid S. Walker                                 0*
                        G. Stacy Smith                                 0*

                  (iv)  shared power to dispose or to direct the disposition of:

                        WS Capital, L.L.C.                     1,310,000*
                        WS Capital Management, L.P.            1,310,000*
                        Reid S. Walker                         1,310,000*
                        G. Stacy Smith                         1,310,000*


* See footnote to cover pages.

Item 5.  Ownership of Five Percent or Less of a Class:

         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:

         Not applicable.

Item 7.  Identification  and  Classification of  Subsidiary Which  Acquired  the
         Securities:

         Not applicable.

Item 8.  Identification and Classification of Members of the Group:

         Not applicable.

Item 9.  Notice of Dissolution of Group:

         Not applicable.

Item 10.  Certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                February 16, 2010


                                WS CAPITAL, L.L.C.

                                By: /s/ Reid S. Walker
                                   ---------------------------------------------
                                    Reid S. Walker, Member


                                WS CAPITAL MANAGEMENT, L.P.

                                By:  WS Capital, L.L.C., its general partner

                                By: /s/ Reid S. Walker
                                   ---------------------------------------------
                                    Reid S. Walker, Member



                                 /s/ Reid S. Walker
                                ------------------------------------------------
                                 REID S. WALKER



                                 /s/ G. Stacy Smith
                                ------------------------------------------------
                                 G. STACY SMITH




      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001)

                                                                       EXHIBIT 1

                             JOINT FILING AGREEMENT


In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them a Statement on Schedule 13G (including amendments thereto) with regard to the common stock of HFF, INC. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of February 16, 2010.


                                WS CAPITAL, L.L.C.

                                By: /s/ Reid S. Walker
                                   ---------------------------------------------
                                    Reid S. Walker, Member


                                WS CAPITAL MANAGEMENT, L.P.

                                By:  WS Capital, L.L.C., its general partner

                                By: /s/ Reid S. Walker
                                   ---------------------------------------------
                                    Reid S. Walker, Member




                                 /s/ Reid S. Walker
                                ------------------------------------------------
                                 REID S. WALKER



                                 /s/ G. Stacy Smith
                                ------------------------------------------------
                                 G. STACY SMITH